Via Facsimile and U.S. Mail
Mail Stop 4720

October 16, 2009

Mr. Preston S. Romm,
Chief Financial Officer (Principal Financial Officer)
Obagi Medical Products, Inc.
3760 Kilroy Airport Way, Suite 500,
Long Beach, CA 90806

Re: Obagi Medical Products, Inc.
Form 10-K for the Year Ended December 31, 2009
DEF14A Filed April 30, 2009
File No. 001-33204

Dear Mr. Romm:

       We have completed our review of the above referenced filings and have no
further comments at this time.

                                              Sincerely,

                                              Jim Rosenberg
                                              Senior Assistant Chief
                                              Accountant